Filed Pursuant to Rule 433

Registration No. 333-199694

FINAL TERM SHEET

Dated September 13, 2016

2.625% Notes due 2026

3.875% Notes due 2046

Issuer:	Altria Group, Inc.

Guarantor:	Philip Morris USA Inc.

Aggregate Principal Amount:	2026 Notes: $500,000,000 2046 Notes: $1,500,000,000

Maturity Date:	2026 Notes: September 16, 2026 2046 Notes: September 16, 2046

Coupon:	2026 Notes: 2.625% 2046 Notes: 3.875%

Interest Payment Dates:	2026 Notes: Semi-annually on each March 16 and September 16, commencing March 16, 2017 2046 Notes: Semi-annually on each March 16 and September 16, commencing March 16, 2017

Price to Public:	2026 Notes: 99.590% of principal amount 2046 Notes: 98.515% of principal amount

Benchmark Treasury:	2026 Notes: 1.500% due August 15, 2026 2046 Notes: 2.500% due May 15, 2046

Benchmark Treasury Yield:	2026 Notes: 1.722% 2046 Notes: 2.460%

Spread to Benchmark Treasury:	2026 Notes: +95 bps 2046 Notes: +150 bps

Yield to Maturity:	2026 Notes: 2.672% 2046 Notes: 3.960%

Optional Redemption:	2026 Notes: Make-whole call at T+15 bps prior to June 16, 2026; par call on or after June 16, 2026.

2046 Notes: Make-whole call at T+25 bps prior to March 16, 2046; par call on or after March 16, 2046.

Settlement Date (T+3):	September 16, 2016

CUSIP / ISIN:	2026 Notes: 02209S AU7 / US02209SAU78 2046 Notes: 02209S AV5 / US02209SAV51

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Mizuho Securities USA Inc. Morgan Stanley & Co. LLC

Senior Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Loop Capital Markets LLC The Williams Capital Group, L.P.

Pro Forma Ratios of Earnings to Fixed Charges:(a)(b)

For the six months ended June 30, 2016: 13.0

For the year ended December 31, 2015: 11.6

(a) The ratios of earnings to fixed charges for the six months ended June 30, 2016 and the year ended December 31, 2015 have been adjusted on a pro forma basis to give effect to the net change in interest resulting from the offer and sale of $1.4 billion aggregate principal amount of 2046 Notes and assumes the use of the net proceeds to repurchase $1.4 billion of all outstanding amounts of the issuer’s 9.95% Notes due 2038 and 10.20% Notes due 2039 validly tendered and accepted, as if such events occurred on January 1, 2015.

(b) The issuer includes interest relating to uncertain tax positions in its provision for income taxes. Therefore, such amounts are not included in fixed charges in the computation.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Mizuho Securities USA Inc. toll-free at 1-866-271-7403 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.